News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
February 15, 2023
This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s Management’s Discussion & Analysis (“MD&A”) and Consolidated Financial Statements for the year and the quarter ended December 31, 2022, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at www.manulife.com/en/investors/results-and-reports. The MD&A and additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports 2022 net income of $7.3 billion, core earnings of $6.2 billion, remittances of $6.9 billion and a dividend increase of 11%
Today, Manulife announced its 2022 and fourth quarter of 2022 (“4Q22”) results. Key highlights include:
◾	Net income attributed to shareholders of $7.3 billion in 2022, up $0.2 billion from 2021 and $1.9 billion in 4Q22, down $0.2 billion from the fourth quarter of 2021 (“4Q21”)
◾	Core earnings[1] of $6.2 billion in 2022, down 7% on a constant exchange rate basis from 2021, and $1.7 billion in 4Q22, down 2% on a constant exchange rate basis from 4Q21[2]
◾	Core ROE[3] of 11.9% in 2022 and 13.2% in 4Q22 and ROE of 14.1% in 2022 and 14.4% in 4Q22
◾	NBV[4] of $2.1 billion in 2022, down 9%[4] from 2021, and $525 million in 4Q22, down 9% from 4Q21
◾	APE sales[4] of $5.7 billion in 2022, down 7% from 2021, and $1.3 billion in 4Q22, down 12% from 4Q21
◾
Global Wealth and Asset Management (“Global WAM”) net inflows[4] of $3.3 billion in 2022 compared with net inflows of $27.9 billion in 2021, and net outflows of $8.3 billion in 4Q22, compared with net inflows of $8.1 billion in 4Q21

◾	LICAT ratio[5] of 131%
◾	Remittances[4] of $6.9 billion in 2022 compared with $4.4 billion in 2021, an increase of $2.5 billion
◾	Purchased for cancellation 4.1% of common shares outstanding, or approximately 79 million common shares, for $1.9 billion in 2022
◾	Completed two transactions to reinsure over 80%[6] of Manulife’s legacy U.S. variable annuity block, releasing $2.5 billion of capital and significantly reducing risk
◾	Acquired full control of Manulife TEDA Fund Management Co., Ltd (“MTEDA”) by purchasing the remaining 51% of shares from our joint venture partner in mainland China
◾	Also announced earlier today:
◾	An 11% increase in common share dividend, and
◾	Our intention to launch a Normal Course Issuer Bid (“NCIB”) that permits repurchase of up to 3% of outstanding common shares subject to the approval of the Toronto Stock Exchange[7]

[1]
Core earnings is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our 2022 Management’s Discussion and Analysis (“2022 MD&A”) for additional information.

[2]	Percentage growth / declines in core earnings stated on a constant exchange rate basis is a non-GAAP ratio.
[3]	Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP ratio.
[4]
For more information on new business value (“NBV”), annualized premium equivalent (“APE”) sales, net flows and remittances, see “Non-GAAP and other financial measures” below. In this news release, percentage growth / declines in NBV and APE sales are stated on a constant exchange rate basis.

[5]
Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”). LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[6]
Represents a reduction in guarantee value on our total U.S. variable annuity block compared with December 31, 2021. Guarantee value on our U.S. variable annuity Guaranteed Minimum Withdrawal Benefits block reduced by more than 90% compared with December 31, 2021.

[7]	See “Caution regarding forward-looking statements” below.

February 15, 2023 – Press Release Reporting Fourth Quarter Results

“Manulife demonstrated resilience and delivered record net income of $7.3 billion, and core earnings of $6.2 billion in 2022,” said Manulife President & Chief Executive Officer Roy Gori. “Our results reflect the strength of our diverse global franchise. Though difficult market conditions persisted this quarter, we are pleased to have generated $3.3 billion in net inflows and a core EBITDA margin1 of 30.4% in our Global WAM business on a full-year basis, enabled by our substantial scale and disciplined approach to managing operating expenses. In Asia, we ended the year with positive momentum as evidenced by core earnings growth in 4Q22 compared with the same period of 2021 and third quarter of 2022, and our Asia in-force business delivered double-digit growth for the full year despite a challenging operating environment which impacted our full year APE sales and NBV. Our North American insurance businesses also generated robust NBV growth in 2022 of 25% and 18% in the U.S. and Canada, respectively.”
“We are relentlessly committed to making decisions easier and lives better for our customers. We are proud of the progress we have made on the strategic priority targets that we set in 2018, and we are confident in achieving our 2025 targets2,” added Mr. Gori. “After achieving our portfolio optimization target three years ahead of schedule, we continued to make significant progress in 2022 and completed two reinsurance transactions on our legacy U.S. variable annuity block, further reducing our go-forward risk profile. In addition, we remain focused on growing our highest potential businesses and became the first global wealth and asset manager to acquire a 100% stake in a fully operating public fund management company in mainland China, upon purchasing the remaining 51% of shares in MTEDA in November 2022.”
Phil Witherington, Chief Financial Officer, said, “In 2022, we achieved an expense efficiency ratio3 of 50.9% with expenses maintained in line with 2021 despite the inflationary environment, an outcome of our strategic focus on digitization and efficiency. Our capital position remains strong with a LICAT ratio of 131% and we delivered $6.9 billion in remittances, the highest in our company’s history and an increase of $2.5 billion compared with the prior year, benefiting from the reinsurance of our legacy U.S. variable annuities block. Over the past year we have repurchased 4.1% of the outstanding common shares. We view share buybacks as an efficient tool to deploy excess capital and announced our intention to launch an NCIB to repurchase up to 3% of outstanding shares. Our strong balance sheet and financial flexibility position us well to execute on our strategic priorities in the months and years ahead.”
“As we prepare for the adoption of the new accounting standard IFRS 17, we remain confident in the value of our products and services for both our customers and our shareholders and our ability to achieve our medium-term financial targets2,” added Mr. Witherington.
“The macro environment is being shaped by three megatrends: the growth and emergence of the middle class in Asia, an aging global population, and the digitization of the consumer. Manulife’s Asia and Global WAM businesses are very well positioned to capitalize on these global megatrends. We enter 2023 in a position of strength, ready to execute on our growth strategy and deliver for our customers, colleagues and shareholders, which was reflected in the 11% dividend increase approved by the Board today,” Mr. Gori concluded.
2022 BUSINESS HIGHLIGHTS:
We continue to execute on our ambition of being the most digital, customer-centric global company in our industry, and we have substantially progressed our business with the ambitious 2022 targets we set five years ago. We delivered $9.0 billion of cumulative capital benefits from our legacy businesses, exceeding our portfolio optimization target by $4.0 billion. We achieved the $1 billion expense efficiency target in 2020, two years ahead of schedule and delivered an expense efficiency ratio of 48.9% in 2021. In 2022, core general expenses4 and general expenses in total were in line5,6 with the prior year and our expense efficiency ratio was 50.9%, reflecting our strategic focus on digitalization and efficiency and the value of our disciplined approach to managing operating

[1]	Core EBITDA margin is a non-GAAP ratio.
[2]	See “Caution regarding forward-looking statements” below.
[3]	Expense efficiency ratio is a non-GAAP ratio.
[4]	Core general expenses is a non-GAAP financial measure.
[5]	Percentage growth / declines in core general expenses stated on a constant exchange rate basis is a non-GAAP ratio.
[6]	Percentage growth / declines in general expenses is stated on an actual exchange rate basis.

February 15, 2023 – Press Release Reporting Fourth Quarter Results

expenses during periods of topline pressure, as was the case throughout 2022, due to COVID-19 containment measures in Asia and challenging market conditions for our Global WAM business. These temporary headwinds dampened the contribution of core earnings generated from our highest potential business in 2022, which was 63%, or 4 percentage points short of our target. While our 2022 Net Promoter Score of +20 marked a significant improvement from the 2017 baseline of +1, we were short of our ambitious target of +31 as workforce capacity constraints, which have since been addressed, impacted our service levels in the first half of the year. Our high performing team has been a key enabler of these accomplishments and we achieved a top quartile employee engagement rank1 in each of 2020, 2021 and 2022. Our employee engagement score has improved steadily since 2017 and we were ranked in the top 6%1 amongst global finance and insurance companies in 2022. Looking forward, we are confident that our all-weather strategy, diverse business model and considerable financial strength and flexibility position us well to win and deliver on our 2025 strategic and medium-term financial targets2.
In 2022, our Asia segment continued to invest in our diversified distribution platform to accelerate growth and commenced offering insurance solutions to VietinBank’s customers, demonstrating strong momentum in the first year of its 16-year exclusive bancassurance partnership in Vietnam. In Canada, we added innovative customer-centric enhancements across our product shelf to help Canadians focus on improving their health and wellness, including the expansion of the Manulife Vitality program to all eligible new retail term and universal life insurance policies. In the U.S., we achieved our highest ever full year domestic life insurance sales with the John Hancock Vitality PLUS feature and entered into a partnership with GRAIL, a healthcare company, as the first life insurance carrier to offer access to their leading edge, multi-cancer early detection test, Galleri®, to a pilot group of customers through John Hancock Vitality. The completion of two transactions to reinsure more than 80% of our legacy U.S. variable annuity block released $2.5 billion of capital, including a cumulative one-time after-tax net gain of $806 million.3 In Global WAM, we executed on our accelerated growth strategy with the acquisition of the remaining 51% of shares in MTEDA, as well as a significant minority equity position in ARCH Capital, an Asia-focused real estate private equity investment manager. We also expanded our Environmental, Social and Governance investment offerings with the launch of the Global Climate Action Strategy in Europe and Asia, and the launch of the Manulife Forest Climate strategy in the U.S.
Meanwhile, tremendous effort has been dedicated to driving progress in our digital journey across all segments. In Asia, we further enhanced our digital capabilities and invested in high impact digital initiatives spanning the full customer and distributor experience, such as launching Manulife Shop in the Philippines in 4Q22 to enable customers to purchase insurance online, and increasing the adoption of ePOS, our proprietary digital onboarding app, by 15 percentage points4 to 89%, enabling faster, error-free new business application submissions. In Canada, we enhanced our mobile apps across many businesses including an upgraded Manulife Vitality mobile app experience in our individual insurance business and a new user interface in the Manulife mobile app for our Group Benefits customers with additional functionality. In the U.S., we improved the producer and customer experience while contributing to a more cost-efficient operation. We reduced the average time to complete background checks for new producers within our digital brokerage and traditional brokerage channels by over 90% via automation. We also reduced call volumes for enquiries related to John Hancock Vitality customer login and registration by 39% compared with 2021 as we optimized self-service functionality. In Global WAM, our improved U.S. Retirement mobile app drove a 99% growth in users in 2022, while the Canadian Retirement mobile app launched a new feature to enable additional contributions and booking one-on-one meetings with an advisor directly in the app.

[1]	Based on the annual global employee engagement survey conducted by Gallup. Ranking is measured by the engagement grand mean as compared to Gallup’s finance and insurance company level database.
[2]	See “Caution regarding forward-looking statements” below.
[3]	The cumulative one-time after-tax gain of these two transactions was $806 million, consisting of a net gain of $846 million in 2022 and a $40 million loss recognized in 2021.
[4]	Case adoption, compared with 2021.

February 15, 2023 – Press Release Reporting Fourth Quarter Results

FINANCIAL HIGHLIGHTS:
	Quarterly Results		Full Year Results
($ millions, unless otherwise stated)	4Q22	4Q21	2022	2021
Profitability:
Net income attributed to shareholders	$1,891	$2,084	$7,294	$7,105
Core earnings	$1,746	$1,708	$6,182	$6,536
Diluted earnings per common share ($)	$0.95	$1.03	$3.68	$3.54
Diluted core earnings per common share (“Core EPS”) ($)(1)	$0.88	$0.84	$3.10	$3.25
Return on common shareholders’ equity (“ROE”)	14.4%	15.6%	14.1%	14.2%
Core ROE	13.2%	12.7%	11.9%	13.0%
Expense efficiency ratio	50.9%	49.0%	50.9%	48.9%
General expenses	$2,141	$2,000	$7,782	$7,828
Business Performance:
Asia new business value	$339	$391	$1,349	$1,666
Canada new business value	$87	$82	$362	$307
U.S. new business value	$99	$82	$352	$270
Total new business value	$525	$555	$2,063	$2,243
Asia APE sales	$829	$890	$3,569	$4,050
Canada APE sales	$252	$295	$1,261	$1,227
U.S. APE sales	$208	$244	$823	$788
Total APE sales	$1,289	$1,429	$5,653	$6,065
Global WAM net flows ($ billions)	$(8.3)	$8.1	$3.3	$27.9
Global WAM gross flows ($ billions)(2)	$32.6	$36.0	$136.6	$144.7
Global WAM assets under management and administration ($ billions)(3)	$779.9	$855.9	$779.9	$855.9
Global WAM total invested assets ($ billions)	$3.7	$4.5	$3.7	$4.5
Global WAM net segregated funds net assets ($ billions)	$224.2	$252.6	$224.2	$252.6
Financial Strength:
MLI’s LICAT ratio	131%	142%	131%	142%
Financial leverage ratio	27.7%	25.8%	27.7%	25.8%
Book value per common share ($)	$26.49	$26.78	$26.49	$26.78
Book value per common share excluding AOCI ($)	$26.50	$24.12	$26.50	$24.12
(1)	This item is a non-GAAP ratio.
(2)	For more information on gross flows, see “Non-GAAP and other financial measures” below and in our 2022 MD&A for additional information.
(3)	This item is a non-GAAP financial measure.
PROFITABILITY:
Reported net income attributed to shareholders of $7.3 billion in 2022, up $0.2 billion from 2021, and $1.9 billion in 4Q22, down $0.2 billion from 4Q21
The $0.2 billion increase in net income attributed to shareholders in 2022 was driven by gains related to the two U.S. variable annuity reinsurance transactions and the favourable impact of an increase in the Canadian corporate tax rate, partially offset by lower gains from investment-related experience and lower core earnings. Investment-related experience gains in 2022 reflected the favourable impact of fixed income reinvestment activities, strong credit experience and higher-than-expected returns (including fair value changes) on alternative long duration assets (“ALDA”) primarily driven by private equity, infrastructure and timberland, partially offset by real estate. The net charge from the direct impact of markets in 2022 was primarily driven by the impact of unfavourable equity market performance and losses from the sale of available-for-sale (“AFS”) bonds, partially offset by gains due to flattening of the yield curve in the U.S. and Canada.
The $0.2 billion decrease in net income attributed to shareholders in 4Q22 was primarily driven by losses from investment-related experience (compared with gains in the prior year) and a smaller gain from the direct impact of markets, partially offset by the favourable impact of an increase in the Canadian corporate tax rate and higher core earnings. Investment-related experience in 4Q22 reflected lower-than-expected returns (including fair value changes) on ALDA related to real estate, partially offset by the favourable impact of fixed income reinvestment activities and strong credit experience. The gain from the direct impact of markets in 4Q22 was primarily driven by gains due to the flattening of the yield curve in the U.S. and Canada and the impact of favourable equity market

February 15, 2023 – Press Release Reporting Fourth Quarter Results

performance, partially offset by losses from corporate spread movements across several markets of differing magnitudes and from the sale of AFS bonds.
Delivered core earnings of $6.2 billion in 2022, a decrease of 7% compared with 2021, and $1.7 billion in 4Q22, a decrease of 2% compared with 4Q21
The decrease in core earnings in 2022 compared with 2021 was driven by lower new business gains in Asia and the U.S., losses from the unfavourable impact of markets on seed money investments in new and segregated mutual funds (compared with gains in the prior year) and lower net gains on the sale of AFS equities in Corporate and Other, lower net fee income from lower average AUMA1 in Global WAM, lower in-force earnings in U.S. Annuities due to the variable annuity reinsurance transactions and higher charges in our Property and Casualty Reinsurance business in 2022. These items were partially offset by higher yields on fixed income investments and lower expenses in Corporate and Other, in-force business growth in Asia and Canada and experience gains in Canada compared with losses in 2021. Lower expenses in Corporate and Other were primarily driven by lower supplemental pension expense due to market impacts.
The decrease in core earnings in 4Q22 compared with 4Q21 on a constant exchange rate basis was driven by lower net fee income from lower average AUMA in Global WAM, lower new business gains in Asia and the U.S. and lower in-force earnings in U.S. Annuities due to the variable annuity reinsurance transactions. These items were largely offset by higher yields on fixed income investments, gains on seed money investments and lower withholding taxes in Corporate and Other, improved policyholder experience in Canada and the U.S. and in-force business growth in Asia and Canada.
BUSINESS PERFORMANCE:
New business value (“NBV”) of $2.1 billion in 2022, a decrease of 9% compared with 2021, and $525 million in 4Q22, a decrease of 9% compared with 4Q21
NBV was $2.1 billion in 2022, a decrease of 9% compared with 2021. In Asia, NBV was $1.3 billion in 2022, a decrease of 20% compared with the prior year, due to lower NBV in Hong Kong, Singapore and mainland China, partially offset by higher NBV in Japan and Other Emerging Markets2. NBV in Hong Kong decreased 27%, reflecting lower sales volumes, partially offset by favourable product mix and the impact of higher interest rates. NBV in Singapore and mainland China decreased 19% and 58%, respectively, reflecting changes in product mix. NBV in Vietnam was in line with the prior year, as the impact of favourable product mix was offset by lower sales volumes. NBV in Japan and Other Emerging Markets increased 28% and 5%, respectively, reflecting favourable product mix, partially offset by lower sales volumes. In Canada, NBV of $362 million was up 18% from 2021, driven by higher margins across all businesses and higher group insurance volumes, partially offset by lower volumes in annuities. In the U.S., NBV of $352 million was up 25% driven by higher interest rates, higher international sales volumes and product actions, partially offset by lower brokerage sales volumes.
NBV was $525 million in 4Q22, a decrease of 9% compared with 4Q21. In Asia, NBV decreased 17% from 4Q21 reflecting lower sales in Hong Kong and unfavourable changes in product mix in Asia Other3, partially offset by the benefit of higher interest rates and higher individual protection and other wealth sales in Japan. In Canada, NBV increased 6%, driven by higher margins in our insurance businesses, partially offset by lower volumes in annuities. In the U.S., NBV increased 12% from 4Q21, driven by higher interest rates, higher international sales volumes and product actions, partially offset by lower brokerage sales volumes.
Annualized premium equivalent (“APE”) sales of $5.7 billion in 2022, a decrease of 7% compared with 2021, and $1.3 billion in 4Q22, a decrease of 12% compared with 4Q21
APE sales were $5.7 billion in 2022, a decrease of 7% compared with 2021. In Asia, COVID-19 continued to impact sales in select markets throughout the year, with the situation beginning to improve in most markets as containment measures were progressively relaxed. Travel restrictions between mainland China and, Hong Kong and Macau impacted cross-border commerce in 2022. Weaker customer sentiment negatively impacted sales in the

[1]	For more information on average assets under management and administration (“average AUMA”), see “Non-GAAP and other financial measures” below.
[2]	Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia, and Myanmar.
[3]	Asia Other excludes Hong Kong and Japan.

February 15, 2023 – Press Release Reporting Fourth Quarter Results

second half of the year. Asia APE sales declined 12%, due to decreases experienced in Hong Kong, Japan, Vietnam and Other Emerging Markets, partially offset by increases in mainland China and Singapore. In Hong Kong, APE sales decreased 33%, primarily reflecting weaker customer sentiment on financial planning decisions and continued COVID-19 containment measures through most of the year. In Japan, APE sales decreased 15%, reflecting lower corporate-owned life insurance product sales, partially offset by higher individual protection and other wealth sales. Vietnam APE sales decreased 9%, reflecting a decline in the agency channel, partially offset by growth in the bank channel. Other Emerging Markets APE sales decreased 4%, reflecting a decline in the agency and bank channels. Mainland China APE sales increased 4%, driven by growth in the bank channel, partially offset by a decline in the agency channel. Singapore APE sales increased 1%, reflecting growth in the bank channel offset by a decline in the broker channel. In Canada, APE sales increased 3%, primarily driven by higher sales in group insurance, participating insurance and travel insurance, partially offset by the impact of market volatility on the demand for segregated fund products, and lower universal life and health and dental sales. In the U.S., APE sales increased 1%, due to an increase in international sales, which are reported as part of U.S. segment results, partially offset by lower sales of domestic life insurance products. APE sales of products with the John Hancock Vitality PLUS feature were a record-setting US$332 million, an increase of 13% compared with 2021, reflecting the increasing attractiveness of the Vitality feature as an option for health-focused life insurance consumers.
APE sales were $1.3 billion in 4Q22, a decrease of 12% compared with 4Q21. In Asia, APE sales decreased 9%, reflecting lower sales in Hong Kong, partially offset by higher individual protection and other wealth sales in Japan and higher sales in Asia Other. In Hong Kong, APE sales decreased 35% driven by the impact of weaker customer sentiment on financial planning decisions. In Japan, APE sales increased 15% as a result of higher individual protection and other wealth sales. Asia Other APE sales increased 2%, reflecting higher bancassurance and agency sales in mainland China, partially offset by lower agency sales in Vietnam, Singapore and Other Emerging Markets. In Canada, APE sales decreased 15%, primarily driven by lower segregated fund and participating insurance sales, partially offset by higher small business group insurance sales. In the U.S., APE sales decreased 21% due to lower sales of domestic life insurance products, partially offset by an increase in international sales, which are reported as part of U.S. segment results. Demand for domestic life insurance products purchased primarily to protect household income declined. Demand also decreased for domestic life insurance products purchased primarily for estate planning due to volatility in equity markets. APE sales of products with the John Hancock Vitality PLUS feature decreased 20%, reflecting the decrease in sales of domestic life insurance products.
Reported Global Wealth and Asset Management net inflows of $3.3 billion in 2022, compared with 2021 net inflows of $27.9 billion, and net outflows of $8.3 billion in 4Q22, compared with 4Q21 net inflows of $8.1 billion
Net inflows were $3.3 billion in 2022, compared with net inflows of $27.9 billion in 2021. Net outflows in Retirement were $0.1 billion compared with net inflows of $1.1 billion in the prior year, driven by higher plan redemptions in the U.S. Net outflows in Retail were $1.6 billion compared with net inflows of $29.2 billion in the prior year, reflecting higher redemptions and lower gross flows due to decreased investor demand amid higher interest rates and equity market declines in 2022. Net inflows in Institutional Asset Management were $5.0 billion compared with net outflows of $2.4 billion in the prior year, driven by the non-recurrence of a $9.4 billion redemption in 2021 and higher equity mandate gross flows mainly from a $1.9 billion sale in the second quarter of 2022.
Net outflows were $8.3 billion in 4Q22, compared with net inflows of $8.1 billion in 4Q21. Net outflows in Retirement were $4.6 billion in 4Q22 compared with net outflows of $1.0 billion in 4Q21, driven by higher plan redemptions and lower new plan sales in the U.S. Net outflows in Retail were $4.7 billion in 4Q22 compared with net inflows of $7.5 billion in 4Q21, reflecting higher redemptions and lower gross flows driven by decreased investor demand. Net inflows in Institutional Asset Management were $0.9 billion in 4Q22 compared with net inflows of $1.6 billion in 4Q21, driven by lower net flows in real estate, timberland and infrastructure products, partially offset by higher sales of fixed income mandates.

February 15, 2023 – Press Release Reporting Fourth Quarter Results

QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a Fourth Quarter 2022 Earnings Results Conference Call at 8:00 a.m. ET on February 16, 2023. For local and international locations, please call 416-340-2217 or toll free, North America 1-800-806-5484 (Passcode: 6705831#). Please call in 15 minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on February 16, 2023 through May 13, 2023 by calling 905-694-9451 or 1-800-408-3053 (Passcode: 6555267#).
The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on February 16, 2023. You may access the webcast at: manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Fourth Quarter 2022 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.
Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries Cheryl Holmes (416) 557-0945 Cheryl_Holmes@manulife.com	Investor Relations Hung Ko (416) 806-9921 Hung_Ko@manulife.com

February 15, 2023 – Press Release Reporting Fourth Quarter Results

EARNINGS:
The following table presents net income attributed to shareholders, consisting of core earnings and details of the items excluded from core earnings:
	Quarterly Results			Full Year Results
($ millions)	4Q22	3Q22	4Q21	2022	2021
Core earnings
Asia	$569	$513	$547	$2,132	$2,176
Canada	350	350	286	1,359	1,179
U.S.	374	384	467	1,700	1,936
Global Wealth and Asset Management	267	345	387	1,241	1,406
Corporate and Other (excluding core investment gains)	86	(370)	(79)	(650)	(561)
Core investment gains(1)	100	100	100	400	400
Total core earnings	$1,746	$1,322	$1,708	$6,182	$6,536
Items excluded from core earnings:(1) Investment-related experience outside of core earnings	(457)	125	126	817	1,642
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	184	(54)	398	(840)	(817)
Change in actuarial methods and assumptions	-	36	-	36	(41)
Restructuring charge	-	-	-	-	(115)
Reinsurance transaction, tax-related items and other	418	(82)	(148)	1,099	(100)
Net income attributed to shareholders	$1,891	$1,347	$2,084	$7,294	$7,105
(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
NON-GAAP AND OTHER FINANCIAL MEASURES:
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core general expenses; core earnings before income taxes, depreciation and amortization (“core EBITDA”), core revenue and assets under management and administration (“AUMA”).
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); core EBITDA margin; expense efficiency ratio; and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures.
Other specified financial measures include assets under administration; NBV; APE sales; gross flows; net flows; remittances, average assets under management and administration (“average AUMA”) and percentage growth/decline in such other financial measures.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 2022 MD&A, which is incorporated by reference.

February 15, 2023 – Press Release Reporting Fourth Quarter Results

Reconciliation of core earnings to net income attributed to shareholders
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
	2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$2,063	$2,621	$4,877	$1,546	$(2,360)	$8,747
Income tax (expense) recovery
Core earnings	(309)	(482)	(332)	(218)	106	(1,235)
Items excluded from core earnings	(1)	(295)	(553)	(5)	524	(330)
Income tax (expense) recovery	(310)	(777)	(885)	(223)	630	(1,565)
Net income (post-tax)	1,753	1,844	3,992	1,323	(1,730)	7,182
Less: Net income (post-tax) attributed to
Non-controlling interests	(4)	-	-	2	1	(1)
Participating policyholders	(467)	314	42	-	-	(111)
Net income (loss) attributed to shareholders (post-tax)	2,224	1,530	3,950	1,321	(1,731)	7,294
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	31	70	1,183	-	(467)	817
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	153	76	197	-	(1,266)	(840)
Change in actuarial methods and assumptions	(45)	35	36	-	10	36
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(47)	(10)	834	80	242	1,099
Core earnings (post-tax)	$2,132	$1,359	$1,700	$1,241	$(250)	$6,182
Income tax on core earnings (see above)	309	482	332	218	(106)	1,235
Core earnings (pre-tax)	$2,441	$1,841	$2,032	$1,459	$(356)	$7,417
(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
	2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,132	$1,359	$1,700	$1,241	$(250)	$6,182
CER adjustment(1)	40	-	79	33	(2)	150
Core earnings, CER basis (post-tax)	$2,172	$1,359	$1,779	$1,274	$(252)	$6,332
Income tax on core earnings, CER basis(2)	313	482	349	220	(107)	1,257
Core earnings, CER basis (pre-tax)	$2,485	$1,841	$2,128	$1,494	$(359)	$7,589
(1)	The impact of updating foreign exchange rates to that which was used in 4Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q22.

February 15, 2023 – Press Release Reporting Fourth Quarter Results

Reconciliation of core earnings to net income attributed to shareholders
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
	2021
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$3,188	$1,791	$2,484	$1,641	$(979)	$8,125
Income tax (expense) recovery
Core earnings	(322)	(413)	(418)	(234)	27	(1,360)
Items excluded from core earnings	(122)	77	32	1	159	147
Income tax (expense) recovery	(444)	(336)	(386)	(233)	186	(1,213)
Net income (post-tax)	2,744	1,455	2,098	1,408	(793)	6,912
Less: Net income (post-tax) attributed to
Non-controlling interests	254	-	-	2	(1)	255
Participating policyholders	(567)	101	18	-	-	(448)
Net income (loss) attributed to shareholders (post-tax)	3,057	1,354	2,080	1,406	(792)	7,105
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	313	329	1,341	-	(341)	1,642
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	169	(89)	(727)	-	(170)	(817)
Change in actuarial methods and assumptions	343	(65)	(314)	-	(5)	(41)
Restructuring charge	-	-	-	-	(115)	(115)
Reinsurance transactions, tax related items and other	56	-	(156)	-	-	(100)
Core earnings (post-tax)	$2,176	$1,179	$1,936	$1,406	$(161)	$6,536
Income tax on core earnings (see above)	322	413	418	234	(27)	1,360
Core earnings (pre-tax)	$2,498	$1,592	$2,354	$1,640	$(188)	$7,896
(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
	2021
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,176	$1,179	$1,936	$1,406	$(161)	$6,536
CER adjustment(1)	34	-	160	76	(2)	268
Core earnings, CER basis (post-tax)	$2,210	$1,179	$2,096	$1,482	$(163)	$6,804
Income tax on core earnings, CER basis(2)	325	413	453	238	(26)	1,403
Core earnings, CER basis (pre-tax)	$2,535	$1,592	$2,549	$1,720	$(189)	$8,207
(1)	The impact of updating foreign exchange rates to that which was used in 4Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q22.

February 15, 2023 – Press Release Reporting Fourth Quarter Results

Reconciliation of core earnings to net income attributed to shareholders
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
	4Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$690	$698	$524	$403	$(173)	$2,142
Income tax (expense) recovery
Core earnings	(100)	(137)	(73)	(50)	58	(302)
Items excluded from core earnings	(36)	(169)	(14)	(5)	360	136
Income tax (expense) recovery	(136)	(306)	(87)	(55)	418	(166)
Net income (post-tax)	554	392	437	348	245	1,976
Less: Net income (post-tax) attributed to
Non-controlling interests	6	-	-	1	-	7
Participating policyholders	(21)	72	27	-	-	78
Net income (loss) attributed to shareholders (post-tax)	569	320	410	347	245	1,891
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	(110)	(166)	(62)	-	(119)	(457)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	110	146	63	-	(135)	184
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	-	(10)	35	80	313	418
Core earnings (post-tax)	$569	$350	$374	$267	$186	$1,746
Income tax on core earnings (see above)	100	137	73	50	(58)	302
Core earnings (pre-tax)	$669	$487	$447	$317	$128	$2,048
(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
			4Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$569	$350	$374	$267	$186	$1,746
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$569	$350	$374	$267	$186	$1,746
Income tax on core earnings, CER basis(2)	100	137	73	50	(58)	302
Core earnings, CER basis (pre-tax)	$669	$487	$447	$317	$128	$2,048
(1)	The impact of updating foreign exchange rates to that which was used in 4Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q22.

February 15, 2023 – Press Release Reporting Fourth Quarter Results

Reconciliation of core earnings to net income attributed to shareholders
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
			3Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$476	$819	$766	$395	$(819)	$1,637
Income tax (expense) recovery
Core earnings	(61)	(116)	(62)	(50)	18	(271)
Items excluded from core earnings	2	(75)	(52)	-	64	(61)
Income tax (expense) recovery	(59)	(191)	(114)	(50)	82	(332)
Net income (post-tax)	417	628	652	345	(737)	1,305
Less: Net income (post-tax) attributed to
Non-controlling interests	(19)	-	-	-	1	(18)
Participating policyholders	(85)	50	11	-	-	(24)
Net income (loss) attributed to shareholders (post-tax)	521	578	641	345	(738)	1,347
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	(3)	97	127	-	(96)	125
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	95	96	137	-	(382)	(54)
Change in actuarial methods and assumptions	(45)	35	36	-	10	36
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(39)	-	(43)	-	-	(82)
Core earnings (post-tax)	$513	$350	$384	$345	$(270)	$1,322
Income tax on core earnings (see above)	61	116	62	50	(18)	271
Core earnings (pre-tax)	$574	$466	$446	$395	$(288)	$1,593
(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
			3Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$513	$350	$384	$345	$(270)	$1,322
CER adjustment(1)	15	-	15	8	(8)	30
Core earnings, CER basis (post-tax)	$528	$350	$399	$353	$(278)	$1,352
Income tax on core earnings, CER basis(2)	62	116	65	50	(18)	275
Core earnings, CER basis (pre-tax)	$590	$466	$464	$403	$(296)	$1,627
(1)	The impact of updating foreign exchange rates to that which was used in 4Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q22.

February 15, 2023 – Press Release Reporting Fourth Quarter Results

Reconciliation of core earnings to net income attributed to shareholders
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
			4Q21
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$684	$806	$614	$438	$(61)	$2,481
Income tax (expense) recovery
Core earnings	(68)	(101)	(117)	(52)	(8)	(346)
Items excluded from core earnings	(15)	(77)	(4)	2	10	(84)
Income tax (expense) recovery	(83)	(178)	(121)	(50)	2	(430)
Net income (post-tax)	601	628	493	388	(59)	2,051
Less: Net income (post-tax) attributed to
Non-controlling interests	32	-	-	1	(1)	32
Participating policyholders	(76)	12	(1)	-	-	(65)
Net income (loss) attributed to shareholders (post-tax)	645	616	494	387	(58)	2,084
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	58	90	58	-	(80)	126
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	32	240	125	-	1	398
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	8	-	(156)	-	-	(148)
Core earnings (post-tax)	$547	$286	$467	$387	$21	$1,708
Income tax on core earnings (see above)	68	101	117	52	8	346
Core earnings (pre-tax)	$615	$387	$584	$439	$29	$2,054
(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
			4Q21
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$547	$286	$467	$387	$21	$1,708
CER adjustment(1)	13	-	35	20	3	71
Core earnings, CER basis (post-tax)	$560	$286	$502	$407	$24	$1,779
Income tax on core earnings, CER basis(2)	68	101	127	52	8	356
Core earnings, CER basis (pre-tax)	$628	$387	$629	$459	$32	$2,135
(1)	The impact of updating foreign exchange rates to that which was used in 4Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q22.

Core earnings available to common shareholders
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	4Q22	3Q22	2Q22	1Q22	4Q21	2022	2021
Core earnings	$1,746	$1,322	$1,562	$1,552	$1,708	$6,182	$6,536
Less: Preferred share dividends	(97)	(51)	(60)	(52)	(71)	(260)	(215)
Core earnings available to common shareholders	1,649	1,271	1,502	1,500	1,637	5,922	6,321
CER adjustment(1)	-	30	60	60	71	150	268
Core earnings available to common shareholders, CER basis	$1,649	$1,301	$1,562	$1,560	$1,708	$6,072	$6,589

(1)	The impact of updating foreign exchange rates to that which was used in 4Q22.

February 15, 2023 – Press Release Reporting Fourth Quarter Results

Core ROE
($ millions, unless otherwise stated)
	Quarterly Results					Full Year Results
	4Q22	3Q22	2Q22	1Q22	4Q21	2022	2021
Core earnings available to common shareholders	$1,649	$1,271	$1,502	$1,500	$1,637	$5,922	$6,321
Annualized core earnings available to common shareholders	$6,538	$5,045	$6,022	$6,085	$6,483	$5,922	$6,321
Average common shareholders’ equity (see below)	$49,410	$49,129	$49,814	$51,407	$51,049	$49,940	$48,463
Core ROE (annualized) (%)	13.2%	10.3%	12.1%	11.8%	12.7%	11.9%	13.0%
Average common shareholders’ equity
Total shareholders' and otherequity	$56,061	$56,078	$55,500	$56,457	$58,408	$56,061	$58,408
Less: Preferred shares and other equity	(6,660)	(6,660)	(6,660)	(5,670)	(6,381)	(6,660)	(6,381)
Common shareholders' equity	$49,401	$49,418	$48,840	$50,787	$52,027	$49,401	$52,027
Average common shareholders’ equity	$49,410	$49,129	$49,814	$51,407	$51,049	$49,940	$48,463

Core EPS
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
	Quarterly Results					Full Year Results
	4Q22	3Q22	2Q22	1Q22	4Q21	2022	2021
Core EPS
Core earnings available to common shareholders	$1,649	$1,271	$1,502	$1,500	$1,637	$5,922	$6,321
Diluted weighted average common shares outstanding (millions)	1,881	1,904	1,924	1,942	1,946	1,913	1,946
Core earnings per share	$0.88	$0.67	$0.78	$0.77	$0.84	$3.10	$3.25
Core EPS, CER basis
Core earnings available to common shareholders, CER basis	$1,649	$1,301	$1,562	$1,560	$1,708	$6,072	$6,589
Diluted weighted average common shares outstanding (millions)	1,881	1,904	1,924	1,942	1,946	1,913	1,946
Core earnings per share, CER basis	$0.88	$0.68	$0.81	$0.80	$0.88	$3.17	$3.39

Core earnings related to strategic priorities
Highest potential businesses
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period)

For the years ended December 31,	2022	2021
Core earnings highest potential businesses(1)	$3,875	$4,111
Core earnings - All other businesses excl. core investment gains	1,907	2,025
Core investment gains	400	400
Core earnings	6,182	6,536
Items excluded from core earnings	1,112	569
Net income (loss) attributed to shareholders	$7,294	$7,105
Highest Potential Businesses core earnings contribution	63%	63%
(1)	Includes core earnings from Asia and Global WAM segments, Canada group benefits, and behavioural insurance products.

February 15, 2023 – Press Release Reporting Fourth Quarter Results

Global WAM AUMA Reconciliation
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Dec 31, 2022	Sept 30, 2022	June 30, 2022	March 31, 2022	Dec 31, 2021
Total invested assets	$414,001	$411,292	$402,329	$409,401	$427,098
Less: Non Global WAM total invested assets	410,284	407,551	398,362	405,933	422,640
Total Invested Assets – Global WAM	3,717	3,741	3,967	3,468	4,458
Total segregated funds net assets	$348,562	$335,245	$334,903	$371,928	$399,788
Less: Non Global WAM total segregated funds net assets	124,370	120,775	121,624	135,314	147,221
Total Invested Assets – Global WAM	224,192	214,470	213,279	236,614	252,567
Global WAM total invested assets and net segregated funds assets	$227,909	$218,211	$217,246	$240,082	$257,025
Global WAM AUMA
Total Invested Assets	$3,717	$3,741	$3,967	$3,468	$4,458
Segregated funds net assets
Segregated funds net assets - Institutional	3,719	4,118	4,098	4,338	4,470
Segregated funds net assets - Other	220,473	210,352	209,181	232,276	248,097
Total	224,192	214,470	213,279	236,614	252,567
Mutual funds	258,183	249,520	250,445	274,665	290,863
Institutional asset management(1)	109,979	100,361	100,205	101,105	106,407
Other funds	13,617	12,910	12,110	13,269	14,001
Total Global WAM AUM	609,688	581,002	580,006	629,121	668,296
Assets under administration	170,224	167,759	164,697	178,843	187,631
Total Global WAM AUMA	$779,912	$748,761	$744,703	$807,964	$855,927

Total Global WAM AUMA	$779,912	$748,761	$744,703	$807,964	$855,927
CER adjustment(2)	-	(5,465)	27,142	46,021	38,313
Total Global WAM AUMA, CER basis	$779,912	$743,296	$771,845	$853,985	$894,240

(1)	Institutional asset management excludes Institutional segregated funds net assets.
(2)	The impact of updating foreign exchange rates to that which was used in 4Q22.

Reconciliation of Global WAM core earnings to core EBITDA
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
	Quarterly Results					Full Year Results
	4Q22	3Q22	2Q22	1Q22	4Q21	2022	2021
Global WAM core earnings (post-tax)	$267	$345	$305	$324	$387	$1,241	$1,406
Addback taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expense) recovery (see above)	50	50	57	61	52	218	234
Acquisition costs, other expenses	89	86	80	81	79	336	323
Deferred sales commissions	23	23	25	24	25	95	99
Core EBITDA	$429	$504	$467	$490	$543	$1,890	$2,062

February 15, 2023 – Press Release Reporting Fourth Quarter Results

Core EBITDA margin
($ millions, unless otherwise stated)
	Quarterly Results					Full Year Results
	4Q22	3Q22	2Q22	1Q22	4Q21	2022	2021
Core EBITDA margin
Core EBITDA	$429	$504	$467	$490	$543	$1,890	$2,062
Global WAM core revenue	$1,572	$1,542	$1,521	$1,586	$1,727	$6,221	$6,541
Core EBITDA margin	27.3%	32.7%	30.7%	30.9%	31.4%	30.4%	31.5%

Global WAM Revenue	$1,662	$1,542	$1,521	$1,586	$1,727	$6,311	$6,541
Less: Revenue reported in items excluded from core earnings
Revenue related to integration and acquisitions	90	-	-	-	-	90	-
Global WAM core revenue	$1,572	$1,542	$1,521	$1,586	$1,727	$6,221	$6,541

Expense Efficiency Ratio
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
	Quarterly Results					Full Year Results
	4Q22	3Q22	2Q22	1Q22	4Q21	2022	2021
Expense Efficiency Ratio
Core general expenses	$2,122	$1,859	$1,843	$1,877	$1,973	$7,701	$7,553
Core earnings (pre-tax)	2,048	1,593	1,900	1,876	2,054	7,417	7,896
Total - Core earnings (pre-tax) and Core general expenses	$4,170	$3,452	$3,743	$3,753	$4,027	$15,118	$15,449
Expense Efficiency Ratio	50.9%	53.9%	49.2%	50.0%	49.0%	50.9%	48.9%
Core general expenses
General expenses - Financial Statements	$2,141	$1,900	$1,843	$1,898	$2,000	$7,782	$7,828
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	-	-	-	-	-	150
Integration and acquisition	18	-	-	8	-	26	-
Legal provisions and Other expenses	1	41	-	13	27	55	125
Total	$19	$41	$-	$21	$27	$81	$275
Core general expenses	$2,122	$1,859	$1,843	$1,877	$1,973	$7,701	$7,553
Core general expenses	$2,122	$1,859	$1,843	$1,877	$1,973	$7,701	$7,553
CER adjustment(1)	-	40	49	41	49	130	186
Core general expenses, CER basis	$2,122	$1,899	$1,892	$1,918	$2,022	$7,831	$7,739
(1)	The impact of updating foreign exchange rates to that which was used in 4Q22.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to possible share buybacks under our NCIB, and also relate to our ability to achieve our medium-term financial targets and our 2025 strategic targets and also related to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements

February 15, 2023 – Press Release Reporting Fourth Quarter Results

are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our 2022 Management’s Discussion and Analysis under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” and in the “Risk Management” note to the Consolidated Financial Statements for the year ended December 31, 2022 as well as elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

February 15, 2023 – Press Release Reporting Fourth Quarter Results